Polycom, Inc. 4750 Willow Road Pleasanton CA 94588	TEL 925-924-6000 FAX 925-924-6100

April 14, 2010

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polycom, Inc.
Form	10-K for the fiscal year ended December 31, 2009
Filed	February 19, 2010
File	No. 0-27978

Dear Mr. Spirgel:

In response to your letter dated March 25, 2010 (the “Comment Letter”) regarding the above referenced Form 10-K, we provide below responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. To facilitate the Staff’s review, each response is set forth in ordinary type beneath the corresponding Staff comment, which appears in italicized, bold type.

If you have any questions with respect to our responses please do not hesitate to call us at the telephone number listed at the end of this letter.

Form 10-K filed February 19, 2010

Critical Accounting Policies and Estimates

Goodwill and Purchased Intangibles, page 69

1.	We note that goodwill comprises 36% of your total assets as of December 31, 2009. In light of the significance of your goodwill balance and the decline in revenues during 2009, we believe you should provide more comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value, we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

Larry Spirgel

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for year ended December 31, 2009

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Please provide us with the proposed disclosures you intend to include in your next Form 10-Q to comply with the above comment on impairment testing of the goodwill.

We respectfully advise the Staff that based on the Company’s annual impairment test conducted in the fourth quarter of fiscal year 2009, the estimated fair value of its Video Solutions reporting unit exceeded its carrying value by 207%, the estimated fair value of its Voice Communications Solutions reporting unit exceeded its carrying value by 161%, and the estimated fair value of its Services reporting unit exceed its carrying value by 959%. As such, none of our reporting units is at risk of failing step one of the goodwill impairment test.

In future filings, commencing with the Company’s Form 10-Q for the quarter ended March 31, 2010, the Company will either disclose the aforementioned percentages by which each reporting unit’s fair value exceeds its respective carrying value or state that the estimated fair values substantially exceeded the carrying values of the Company’s reporting units. Such determination will be made based upon the facts and circumstances at each reporting date and the Company’s assessment as to which disclosure would be more meaningful to a reader. The Company will continue to monitor whether there are indications of impairment on a quarterly basis. If the Company deems that the fair values do not substantially exceed the carrying values of the reporting units, the Company will disclose further information regarding the valuations as outlined in the Staff’s comment.

Larry Spirgel

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for year ended December 31, 2009

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-8

2.	Refer to your discussion of channel partner programs and incentives on page 67. To the extent that the necessity for significant incentives may be an indicator of declines in the fair value of your inventory, please expand your accounting policy for inventories on page F-9 to include any impact on the value of existing inventory for incentives, if material.

We respectfully advise the Staff that channel partner programs and incentives generally include contractual volume incentive rebates based upon the amount of product purchased and shipped during a given quarter, sales development funds and other rebates offered to channel partners. To the extent that the Company modifies existing incentive programs, establishes new incentive programs, or offers incremental discounts beyond our contractual discounts, the Company has internal processes and controls surrounding the approvals and evaluation of such programs. In evaluating and approving these incentives and incremental discounts, the Company considers, among other things, the impact on its gross margins and closely monitors for any negative gross margins at a product level. Given our product gross margins, the composition of our inventory and the relatively high frequency in which our inventory turns, we believe that the risk of these incentives materially impacting the value of our inventory is low. Historically, channel incentives have not resulted in the need to adjust the fair value of our inventory. If, however, such incentives were to materially impact the value of our existing inventory in the future, we would disclose the impact as appropriate.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions on our responses at (925) 924-5742.

Sincerely,

/s/ MICHAEL R. KOUREY
Michael R. Kourey
Senior Vice President, Finance and Administration
Chief Financial Officer and Director